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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MICRO GENERAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    594838104
                                 (CUSIP Number)

                                ALLEN D. MEADOWS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-4333
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 594838104                                     PAGE 2 OF 5 PAGES
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================================================================================
1         NAME OF REPORTING PERSON:  Fidelity National Financial, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  IRS No. 86-0498599

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS
                  OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

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          NUMBER OF            7       SOLE VOTING POWER
           SHARES                                   5,891,862
                               -------------------------------------------------
        BENEFICIALLY           8       SHARED VOTING POWER
          OWNED BY                                  Inapplicable
                               -------------------------------------------------
            EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                                 5,891,862
                               -------------------------------------------------
           PERSON              10      SHARED DISPOSITIVE POWER
            WITH                                    Inapplicable

================================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,891,862
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  72.7%
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14        TYPE OF REPORTING PERSON
                  HC/CO
================================================================================

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ITEM 1.   SECURITY AND ISSUER

        The title of the class of equity securities to which this statement relates is common stock, $.05 par value (the "Securities"). The name and address of the principal executive offices of the issuer of such securities is Micro General Corporation, 14711 Bentley Circle, Tustin, California 92780 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

        The person filing this statement is Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). Fidelity is a holding company, and its principal business is to manage and operate its subsidiaries. The address of Fidelity's principal business and principal office is 17911 Von Karman Avenue, Irvine, California 92714. Neither Fidelity nor any of its officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar proceedings), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Fidelity obtained the Securities pursuant to an Agreement and Plan of Reorganization whereby a wholly-owned subsidiary of the Company merged (the "Merger") with and into ACS Systems, Inc. ("ACS"), an indirect subsidiary of Fidelity, with ACS surviving the Merger as a wholly-owned subsidiary of the Company. In connection with the Merger, all of the outstanding shares of ACS were exchanged with the Company for 4,600,000 shares of Common Stock of the Company.

ITEM 4.   PURPOSE OF TRANSACTION

        As disclosed in Fidelity's prior Schedule 13D and the Amendments thereto, Fidelity has acquired shares of Common Stock of the Company for investment purposes on prior occasions in 1995 and 1996. As a consequence of those prior acquisitions, Fidelity obtained beneficial ownership of 35.7% of the Company, and appointed two members of the Company's Board of Directors. Since the last Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on February 26, 1998, the Boards of Directors of Fidelity, the Company and ACS determined that, based on market conditions and the potential corporate synergies and respective economic situations of the Company, Fidelity and ACS, it would be in the best interests of such entities to effectuate the Merger, whereby ACS would become a wholly-owned subsidiary of the Company, and, in exchange, Fidelity would gain a greater ownership interest in the Company by obtaining the additional shares of Common Stock of the Company issued to Fidelity pursuant to the Merger. As a result of obtaining the Securities, Fidelity intends to provide additional financial resources to the Company for its operations and exercise increased control of the operations and management of the Company for the benefit of the Company and its stockholders and Fidelity and its stockholders. Fidelity's increased control of the Company shall be effectuated in part by means of the Company's Board of Directors which, as a consequence of the Merger, has been increased from five (5) to eight (8) directors in accordance with the Company's Bylaws, and the composition of which shall have been changed pursuant to the due appointment of additional individuals in accordance with the Company's Bylaws and the Delaware General Corporation Law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        As of May 14, 1998, after the consummation of the Merger and the issuance of the Securities to Fidelity, Fidelity has beneficial ownership of 5,891,862 fully diluted shares of Common Stock of the Company, which constitutes 72.7% of the total fully diluted equity of the Company. Of those fully diluted shares, Fidelity owns (i) 5,331,216 shares of Common Stock of the Company, (ii) warrants to purchase 112,500 shares of Common Stock of the Company and (iii) debt of the Company which is convertible into an aggregate of 448,146 shares of Common Stock of the Company under certain conditions. Fidelity has the sole power to vote and dispose of all such beneficially owned shares.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        * 2.1  Agreement and Plan of Reorganization
        * 2.2  Agreement of Merger

        * Previously filed with the Securities and Exchange Commission on May 26, 1998 as exhibits to Fidelity's Form 8-K, and incorporated by reference herein.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:   May 28, 1998                        Fidelity National Financial, Inc.,
                                            a Delaware corporation



                                            By:     /s/  Allen D. Meadows
                                                   -----------------------------
                                                   Allen D. Meadows
                                                   Executive Vice President
                                                   Chief Financial Officer


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